UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required, effective October 7, 1996)

For Fiscal Year Ended: December 31, 2003 or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required)

For the transition period from              to

Commission File Number: 333-25213

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Saks Incorporated 401 (k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Saks Incorporated

750 Lakeshore Parkway

Birmingham, Alabama 35211

Telephone No: (205) 940-4000

Saks Incorporated

401(k) Retirement Plan

Financial Statements and Supplemental Schedule

December 31, 2003

Saks Incorporated 401(k) Retirement Plan

Index

December 31, 2003 and 2002

Note:	Other schedules required by 29 CFR 2520-103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Saks Incorporated 401(k) Retirement Plan

In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Saks Incorporated 401(k) Retirement Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held (at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Birmingham, Alabama

June 23, 2004

Saks Incorporated 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments, at market value	$538,803,738	$442,431,089
Participant contribution receivable	784,111	1,803,038
Employer contribution receivable	222,222	656,304
Interest and dividends receivable	12,269	272,398

Total assets	539,822,340	445,162,829

Liabilities and Net Assets Available for Benefits
Accrued administrative fees	49,641

Total liabilities	49,641	—
Net assets available for benefits	$539,772,699	$445,162,829

The accompanying notes are an integral part of these financial statements.

Saks Incorporated 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Increase in net assets available for benefits
Interest and dividend income	$5,121,665
Net appreciation in market value of investments	81,540,234
Contributions
Employer	12,796,521
Participant	38,942,909
Rollover	1,771,259

Total increases	140,172,588

Decrease in net assets available for benefits
Benefit payments	44,672,822
Administrative fees	889,896

Total decreases	45,562,718

Net increase	94,609,870
Net assets available for benefits, beginning of year	445,162,829

Net assets available for benefits, end of year	$539,772,699

The accompanying notes are an integral part of these financial statements.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2003

1.	Description of the Plan

The following description of the Saks Incorporated 401(k) Retirement Plan (the “Plan”) is for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Saks Incorporated (the “Employer”) and its subsidiaries who are a minimum of 21 years of age and have completed a minimum service hour requirement as provided for in the plan agreement. Leased employees, individuals who are represented by collective bargaining groups and certain other employees, as defined in the plan agreement, are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions

The Plan allows for discretionary employer contributions, participant contributions and rollover contributions. The Employer contributes a discretionary amount of cash or employer stock to the Plan as approved by the Employer’s Board of Directors. The Employer’s contributions are not mandatory and are not based on the operations or net profits of the Employer. Employer contributions may be 0% or any positive percentage multiplied by matchable participant salary deferrals, as defined in the plan agreement. Employer contributions may not exceed 5% of the compensation of each participant making salary deferral contributions. For the 2003 plan year, the Employer’s matching contribution was 50% of the first 5% of total compensation that a participant elected to contribute.

Participants may elect regular payroll deductions of up to 90% of compensation, as defined in the plan agreement, to be contributed to the Plan on a before or after-tax basis, or both. No participant shall be permitted to elect before-tax contributions under the Plan during any calendar year in excess of the amount prescribed by the Internal Revenue Code (the “Code”) ($12,000 for 2003). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (“rollover contributions”) provided such rollover contributions meet the requirements of the plan agreement. Participants may direct the investment of their contributions, as well as the Employer’s contributions, through various investment options offered by the Plan. The Plan currently offers thirteen mutual funds and an Employer common stock fund as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Employer’s discretionary contribution, and an allocation of the Plan’s earnings or losses. Allocations are based on account balances as defined in the plan agreement.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2003

Vesting

All participants are at all times fully vested in their contributions, including rollover contributions, plus actual earnings thereon. The Plan participants vest in the Employer’s discretionary contributions in addition to actual earnings thereon, based on years of credited service in accordance with the following vesting schedule:

Years of Service	Vested Percentage
Less than 3	0%
3 or more	100%

The vested percentage shall be 100% for a participant on and after attainment of normal retirement age, death, or disability, as defined in the plan agreement.

Participant Loans

A participant may borrow a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of his or her account less the outstanding principal balance of any other participant loans. The loans are collateralized by the balance in the participants’ accounts and bear interest at a rate commensurate with local prevailing rates at the time of the loan, as determined quarterly. At December 31, 2003 and 2002, interest rates ranged from 5.25% to 10.50%. At December 31, 2003 and 2002, the total outstanding loan balance aggregated $18,150,096 and $17,085,961, respectively.

Forfeitures

Forfeitures occur when a nonvested participant receives a distribution of the vested value of his or her participant account or incurs five consecutive breaks in service, as defined in the plan agreement. Forfeitures may be used to reinstate previously forfeited amounts, provide funds necessary for the correction of errors, and to reduce future employer contributions. At December 31, 2003 and 2002, the Plan had $73,732 and $458,515 of unallocated forfeitures included in net assets available for plan benefits, respectively.

Distribution of Benefits

Vested plan benefits are distributed upon retirement, death, or termination of service. A participant may elect to receive a lump sum distribution equal to the vested balance of his/her account or periodic installments over a period of time not exceeding the participant’s life expectancy (or the joint life expectancy of the participant and his/her beneficiary).

Termination of the Plan

Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan at any time. In the event of termination of the Plan, participants become fully vested in all individual account balances.

2.	Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2003

Risks and Uncertainties

The Plan provides for various investment options in any combination of Saks Incorporated common stock and mutual funds offered by the Plan. Generally all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Participants are exposed to credit loss in the event of non-performance by the trustee or non-performance by the companies in which the investments are placed.

Income Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated September 7, 2001, that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the financial statements.

Valuation of Investments

Investments of the Plan, other than participant loans, are stated in the accompanying financial statements at market value as determined by the Plan’s trustee based on quoted market prices. Purchases and sales of investments are reflected as of the trade date. Investment income is recorded when earned.

Loans to participants are valued at cost, which approximates market value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Contributions receivable from the Employer are accrued based on amounts declared by the Employer’s Board of Directors. Contributions receivable from employees are accrued based on unremitted deductions from the participants payroll compensation.

Expenses of the Plan

Expenses of $889,896 incurred in the administration of the Plan during the 2003 plan year were paid by the Plan. The Plan funds payment of expenses by assessing a proportional annual charge on the fair value of each fund. Certain plan expenses are paid by the Employer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2003

3.	Investments

Investment information as of December 31, 2003 and 2002 and for the year ended December 31, 2003 is as follows:

	2003	2002
Mutual funds:
Wells Fargo Small Cap Fund		$14,463,911
Vanguard Institutional Index Fund	$86,210,595	67,909,463
Dreyfus Intermediate Term Income Fund	32,051,737	29,047,638
Wells Fargo Asset Allocation Fund		36,579,237
Dodge & Cox Balanced Fund	45,530,569
Neuberger & Berman Genesis Trust Fund	53,005,709	39,473,388
Janus Advisor International Fund		10,802,911
Franklin Templeton Fund	15,909,674
Wells Fargo Stable Return Fund	128,019,354	127,694,319
AIM Basic Value Fund	13,179,361	8,304,129
MFS Massachusetts Investors Growth Fund	6,315,666	4,358,241
Fidelity Magellan Fund	36,953,977	29,869,943
Fidelity Low-Priced Stock Fund	19,675,101	10,020,080
Wells Fargo Growth Balanced Fund	13,873,299	10,821,470
Federated Capital Appreciation Fund	22,988,649	17,563,333
Columbia Acorn Fund	23,551,555
Common stock:
Saks Incorporated Stock Fund (a)	23,388,396	18,437,065
Participant loans	18,150,096	17,085,961

	$538,803,738	$442,431,089

Interest and dividend income	$5,121,665

Net appreciation in market value of investments	$81,540,234

(a)	The Saks Incorporated Stock Fund is measured in “units of participation” rather than in shares of Saks Incorporated common stock. In order to facilitate daily participant transactions of Saks, Inc. stock, a minimum daily cash balance is maintained in the Fund.

The Vanguard Institutional Index Fund, Dreyfus Intermediate Term Income Fund, Neuberger & Berman Genesis Trust Fund, Wells Fargo Stable Return Fund and Fidelity Magellan Fund each exceeded 5% of the Plan’s net assets available for benefits at December 31, 2003 and 2002. The Dodge & Cox Balanced Fund exceeded 5% of the Plan’s net assets available for benefits at December 31, 2003. The Wells Fargo Asset Allocation Fund exceeded 5% of the Plan’s net assets available for benefits at December 31, 2002.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2003

The Plan’s investments (including investments bought and sold, as well as those held during the year) had net appreciation in value of $81,540,234 during the year ended December 31, 2003, as follows:

Mutual funds	$76,284,937
Common stock	5,255,297

$81,540,234

Supplemental Schedule

Saks Incorporated 401(k) Retirement Plan

Schedule H, Line 4: Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of issue or similar party	(c) Description of investment including rate of interest	(d) Cost**	(e) Current value
	Vanguard Institutional Index Fund	Mutual fund		$86,210,595
	Dreyfus Intermediate Term Income Fund	Mutual fund		32,051,737
	Dodge & Cox Balanced Fund	Mutual fund		45,530,569
	Neuberger & Berman Genesis Trust Fund	Mutual fund		53,005,709
*	Wells Fargo Stable Return Fund	Mutual fund		128,019,354
	AIM Basic Value Fund	Mutual fund		13,179,361
	MFS Massachusetts Investors Growth Fund	Mutual fund		6,315,666
	Fideltiy Magellan Fund	Mutual fund		36,953,977
	Fidelity Low-Priced Stock Fund	Mutual fund		19,675,101
	Columbia Acorn Fund	Mutual fund		23,551,555
*	Wells Fargo Growth Balanced Fund	Mutual fund		13,873,299
	Federated Capital Appreciation Fund	Mutual fund		22,988,649
	Franklin Templeton Fund	Mutual fund		15,909,674
*	Saks Incorporated Stock Fund	Common stock		23,388,396
*	Participant loans	5.25% - 10.50%		18,150,096

				$538,803,738

*	Party-in-interest to the Plan.
**	Cost information has not been disclosed as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Saks Incorporated 401 (k) Retirement Plan

Date: June 25, 2004	/s/ Douglas E. Coltharp
Douglas E. Coltharp Executive Vice President and Chief Financial Officer of Saks Incorporated